Exhibit 99.1
Annual Meeting of Holders of
Common Shares of
TransCanada Corporation (“TransCanada”)

April 25, 2008

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations, Section 11.3

1. Election of Directors

By resolution passed via ballot, the following 13 nominees were appointed as Directors of TransCanada to serve until the next annual meeting of shareholders of TransCanada, or until their successors are elected or appointed.  The results of the ballot were as follows:

	Votes For		Votes Withheld
Nominee	#	%	#	%
Kevin E. Benson	253,012,580	99.58	1,070,670	0.42
Derek H. Burney	253,324,226	99.70	758,391	0.30
Wendy K. Dobson	241,062,427	94.88	13,015,758	5.12
E. Linn Draper	247,571,258	97.44	6,511,776	2.56
Paule Gauthier	250,405,384	98.58	3,617,866	1.42
Kerry L. Hawkins	241,245,288	94.95	12,837,669	5.05
S. Barry Jackson	253,642,674	99.83	435,511	0.17
Paul L. Joskow	253,451,135	99.75	632,322	0.25
Harold N. Kvisle	253,413,666	99.74	669,791	0.26
John A. MacNaughton	253,491,655	99.77	587,002	0.23
David P. O’Brien	253,511,061	99.78	567,031	0.22
W. Thomas Stephens	253,298,002	99.69	785,455	0.31
D. Michael G. Stewart	253,600,636	99.81	482,821	0.19

2. Appointment of Auditors

By a resolution passed via show of hands, KPMG LLP, Chartered Accountants, were appointed as auditors of TransCanada to hold office until the next annual meeting, or until their successors are duly appointed, and the directors were authorized to fix their remuneration. Proxies were received on this matter as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
247,714,901	97.72	5,778,758	2.28